JULIUS BAER INVESTMENT FUNDS
                               330 Madison Avenue
                            New York, New York 10017


June 14, 2004

VIA ELECTRONIC TRANSMISSION

Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   JULIUS BAER INVESTMENT FUNDS
      Registration Nos. 33-47507/811-6652
      Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the "1933 Act"), as amended, Julius Baer Investment Funds (the "Registrant") requests the withdrawal of Post-Effective Amendment No. 29 to the Registrant's Registration Statement on Form N-1A filed on April 16, 2004 (the "Amendment").

The Registrant filed the Amendment with the Securities and Exchange Commission pursuant to Rule 485(a) of the 1933 Act relating to Julius Baer Global Opportunistic Equity Fund (the "Fund"), one of the series of the Trust, which became effective on November 8, 2002 but whose shares have not been offered or sold. An affiliate of the Trust, The European Warrant Fund, Inc., has filed a registration statement on Form N-1A for Julius Baer Global Equity Fund Inc., a fund with a similar investment strategy to the Fund. Please note that Linda Sterling, Esq., Senior Counsel, Branch 22 of the Division of Investment Management, has reviewed the registration statement for Julius Baer Global Equity Fund Inc.

The Registrant is requesting withdrawal of the Amendment because it has decided not to offer or sell shares of the Fund at this time. This Amendment has not yet become effective and no securities were sold in connection with this offering.

The Registrant hereby requests that an order be issued granting its request for withdrawal of the Amendment as soon as is practicable.

Very truly yours,
/s/ Michael K. Quain
Michael K. Quain
President and Chief Executive Officer